                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                               Stage Stores, Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    85254C305
            -------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                         12 East 49th Street, 28th Floor
                               New York, NY 10017
                                 (212) 224-7400
            -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 January 4, 2002
            -------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



----------------------                              ---------------------------
CUSIP No.  85254C305                                      Page 2 of 9 Pages
----------------------                              ---------------------------

-------- ----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Daniel S. Loeb
-------- ----------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [ ]

-------- ----------------------------------------------------------------------
    3    SEC USE ONLY


-------- ----------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

-------- ----------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

 NUMBER OF              0
  SHARES      --------- -------------------------------------------------------
BENEFICIALLY     8      SHARED VOTING POWER
 OWNED BY
   EACH                 948,000
 REPORTING    --------- -------------------------------------------------------
PERSON WITH      9      SOLE DISPOSITIVE POWER

                        0
              --------- -------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        948,000
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         948,000
-------- ----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

-------- ----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%
-------- ----------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                              ---------------------------
CUSIP No.  85254C305                                      Page 3 of 9 Pages
----------------------                              ---------------------------

-------- ----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Third Point Management Company L.L.C.         I.D. #13-3922602
-------- ----------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [ ]

-------- ----------------------------------------------------------------------
    3    SEC USE ONLY


-------- ----------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

-------- ----------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

 NUMBER OF              0
  SHARES      --------- -------------------------------------------------------
BENEFICIALLY     8      SHARED VOTING POWER
 OWNED BY
   EACH                 948,000
 REPORTING    --------- -------------------------------------------------------
PERSON WITH      9      SOLE DISPOSITIVE POWER

                        0
              --------- -------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        948,000
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         948,000
-------- ----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

-------- ----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%
-------- ----------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         OO
-------- ----------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D filed on behalf of Third Point Management Company L.L.C., a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons") with respect to the common stock, par value $0.01 per share, of Stage Stores, Inc., a Nevada corporation (the "Company"), on November 20, 2001 (the "Original Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Original Schedule 13D. This Amendment No. 1 is being filed to report that the holdings of the Reporting Persons have fallen below 5% of the outstanding shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D is hereby amended by the deletion of the text thereof and the replacement of such text with the following:

     The Funds expended an aggregate of approximately $7,047,556.91 of their own investment capital to acquire the 948,000 shares of Common Stock held by them (the "Shares"). 702,047 shares of the Shares were acquired by the Reporting Persons on September 25, 2001 upon conversion of 8.5% Senior Notes of the Company, due 2005, having a face amount of $15,175,000, issued on June 17, 1997 ("Notes"). The remainder of the Shares were acquired in open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. (the "Primary Broker") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer.

         Schedule A of the Original Schedule 13D is hereby replaced with Schedule A attached hereto.

         Item 5 of the Original Schedule 13D is hereby amended by the deletion of the text thereof and the replacement of such text with the following:

         (a) As of the date of this Amendment No. 1, the Management Company beneficially owns 948,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. As of October 1, 2001, the Shares represented 4.7% of the total 19,972,653 shares of Common Stock outstanding as reported in the Company's Amendment No. 1 to Form 10 filed on December 13, 2001 to register securities of the Company. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 948,000 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past sixty days.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Broker.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the total outstanding Common Stock on January 4, 2002.

                                   Schedule A
                                   ----------

                   (Transactions by the Funds in Common Stock
                          during the past sixty days)


                  Shares              Shares                  Price
Date             Purchased             Sold                 Per Share
----             ---------            ------                ---------

11/15/01          461,978                                    $9.8175
11/19/01           15,975                                   $11.0000
01/04/02                              277,000               $24.0209
01/07/02                               25,000               $24.0000

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 8, 2002                  THIRD POINT MANAGEMENT COMPANY L.L.C.

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Managing Member


                                        /s/ Daniel S. Loeb
Dated: January 8, 2002                  ------------------------------
                                        Daniel S. Loeb